Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

07020283

UNIVAR

RECEIVED
SEC MAIL PROCESSING SECTION
JAN - 9 2007
WASH, D.C. 199

January 2, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

SUPPL

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of a Company's disclosure.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

PROCESSED

JAN 17 2007

THOMSON
FINANCIAL

UNIVAR

December 21, 2006

NOTIFICATION - UPDATE FINANCIAL CALENDAR

Univar N.V. (Euronext Amsterdam: UNIVR) announces that it will release its Full-year results 2006, including the fourth quarter, on March 8, 2007 and that no quarterly trading update will be issued in advance of the Full-year results.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavours to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, spread across the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

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